Exhibit 1

Media Relations Jorge Pérez +52(81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52(81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza +52(81) 8888-4136 ir@cemex.com

CEMEX REPORTS SECOND-QUARTER 2014 RESULTS

MONTERREY, MEXICO, JULY 18, 2014 – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX), announced today that consolidated net sales reached U.S.$4.2 billion during the second quarter of 2014, an increase of 4% versus the comparable period in 2013. Operating EBITDA increased by 1% during the quarter to U.S.$737 million versus the same period in 2013. On a like-to-like basis and adjusting for business days in our operations during the quarter, consolidated net sales increased by 5% and operating EBITDA increased by 3% versus the second quarter in 2013.

CEMEX’s Consolidated Second-Quarter 2014 Financial and Operational Highlights

•	The increase in consolidated net sales was due to higher prices of our products in local currency terms in most of our operations, as well as higher volumes in the U.S. and our Mediterranean, South, Central America and the Caribbean and Asia regions.

•	Operating earnings before other expenses, net, in the second quarter increased by 1%, to U.S.$456 million.

•	Operating EBITDA increased during the quarter by 1% to U.S.$737 million. On a like-to-like basis and adjusting for business days, operating EBITDA increased by 3% during the quarter versus the comparable period in 2013.

•	Operating EBITDA margin decreased by 0.5 percentage points on a year-over-year basis reaching 17.7%. On a like-to-like basis and adjusting for business days in our operations, operating EBITDA margin decreased by 0.3 percentage points on a year-over-year basis.

•	Controlling interest net income was U.S.$76 million during the quarter, our first reported quarterly profit since 2009.

•	Free cash flow after maintenance capital expenditures for the quarter was U.S.$63 million, compared with negative U.S.$86 million in the same quarter of 2013.

Fernando A. González, Chief Executive Officer, said: “We are pleased with the year-to-date trends we have seen in volumes for our three core products and the continued success of our value-before-volume strategy. We expect improved performance from our Mexican operations during the second half of the year which should lead to stronger overall EBITDA generation for the full year 2014.”

Consolidated Corporate Results

During the second quarter of 2014, controlling interest net income was U.S.$76 million, an improvement over a loss of U.S.$152 million in the same period last year.

Total debt plus perpetual notes decreased by U.S.$125 million during the quarter.

Geographical Markets Second-Quarter 2014 Highlights

Net sales in our operations in Mexico decreased 4% in the second quarter of 2014 to U.S.$816 million, compared with U.S.$847 million in the second quarter of 2013. Operating EBITDA decreased by 1% to U.S.$247 million versus the same period of last year.

CEMEX’s operations in the United States reported net sales of U.S.$957 million in the second quarter of 2014, up 10% from the same period in 2013. Operating EBITDA increased to U.S.$119 million in the quarter, versus U.S.$80 million in the same quarter of 2013.

In Northern Europe, net sales for the second quarter of 2014 reached U.S$1.1 billion, a 5% increase compared with the second quarter of 2013. Operating EBITDA was U.S.$121 million for the quarter, 12% higher than the same period last year.

Second-quarter net sales in the Mediterranean region were U.S.$449 million, 12% higher compared with U.S.$400 million during the second quarter of 2013. Operating EBITDA increased 6% to U.S.$100 million for the quarter versus the comparable period in 2013.

CEMEX’s operations in South, Central America and the Caribbean reported net sales of U.S.$562 million during the second quarter of 2014, remaining flat over the same period of 2013. Operating EBITDA decreased 16% to U.S.$178 million in the second quarter of 2014, from U.S.$211 million in the second quarter of 2013.

Operations in Asia reported a 2% decrease in net sales for the second quarter of 2014, to U.S.$160 million, versus the second quarter of 2013, and operating EBITDA for the quarter was U.S.$34 million, down 11% from the same period last year.

CEMEX is a global building materials company that provides high-quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

Operating EBITDA is defined as operating income plus depreciation and operating amortization. Free Cash Flow is defined as Operating EBITDA minus net interest expense, maintenance and expansion capital expenditures, change in working capital, taxes paid, and other cash items (net other expenses less proceeds from the disposal of obsolete and/or substantially depleted operating fixed assets that are no longer in operation). Net debt is defined as total debt minus the fair value of cross-currency swaps associated with debt minus cash and cash equivalents. The Consolidated Funded Debt to Operating EBITDA ratio is calculated by dividing Consolidated Funded Debt at the end of the quarter by Operating EBITDA for the last twelve months. All of the above items are presented under the guidance of International Financial Reporting Standards as issued by the International Accounting Standards Board. Operating EBITDA and Free Cash Flow (as defined above) are presented herein because CEMEX believes that they are widely accepted as financial indicators of CEMEX’s ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and Free Cash Flow should not be considered as indicators of CEMEX’s financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies.